Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Albany International Corp.:

We consent to the use of our reports dated March 14, 2019, with respect to the consolidated balance sheets of Albany International Corp. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule II – Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 14, 2019, on the effectiveness of internal control over financial reporting as of December 31, 2018, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2018 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness related to ineffective controls over the implementation of the systems development plan related to certain point-in-time revenue transactions and ineffective reconciliation controls over the unbilled accounts receivable and inventory accounts, both attributable to ineffective risk assessment procedures, has been identified and included in management’s assessment.

Our report dated March 14, 2019, on the consolidated financial statements, contains an explanatory paragraph that refers to a change in the method of accounting for revenue from contracts with customers.

/s/ KPMG LLP

Albany, New York

May 28, 2019